EASTERN VIRGINIA BANKSHARES, INC.

330 Hospital Road

Tappahannock, Virginia 22560

July 30, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Michael R. Clampitt
Ms. Jessica Livingston

Eastern Virginia Bankshares, Inc.

Registration Statement on Form S-1

Filed June 27, 2013

File No. 333-189641 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Eastern Virginia Bankshares, Inc. (the “Company”), I submit this letter containing the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above-referenced Registration Statement contained in the Staff’s letter, dated July 11, 2013, (the “Comment Letter”). The Company is also filing an amendment to the Registration Statement (“Amendment No. 1”) via EDGAR today.

For ease of reference, the Staff’s comments are replicated below in italics and numbered to correspond with the paragraph number assigned in the Comment Letter. Each comment is followed by the corresponding response of the Company. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Prospectus cover page

1.	Revise the first bullet to clarify that purchasers will receive common stock instead of the Series B Preferred pursuant to the conversion features disclosed on page 3. Consider also adding a cross-reference to that disclosure.

The revisions requested by the Staff in this comment have been incorporated in Amendment No. 1 by the Company. Please see the prospectus cover page.

Plan of Distribution, page 28

2.	Expand to state that before any commissions or other compensation is paid for the sale of the securities, a post-effective amendment to this registration statement will be filed, naming the agents to be compensated and the compensation arrangements.

The revisions requested by the Staff in this comment have been incorporated on page 30 of Amendment No. 1 by the addition of the following statement:

Any broker-dealers or agents that are deemed to be underwriters may not sell Securities offered under this prospectus unless and until we set forth the names of the underwriters and the material terms of their underwriting arrangements, including compensation arrangements, in a post-effective amendment to the registration statement of which this prospectus is a part or a prospectus supplement.

3.	Expand to state that before any permitted transferees of a Selling Securityholder use the Prospectus for sales, you will file a post-effective amendment to this registration statement listing the permitted transferees as sellers.

The revisions requested by the Staff in this comment have been incorporated on page 30 of Amendment No. 1 by the addition of the following statement:

If any of the Securities offered for resale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, the subsequent holders could not use this prospectus until a post-effective amendment to the registration statement of which this prospectus is a part or a prospectus supplement is filed naming such holders.

Part II

Exhibit 5.1

4.	Please delete the last sentence, as you may not limit reliance on the opinion.

The deletion requested by the Staff in this comment has been effected in a new legal opinion filed as Exhibit 5.1 to Amendment No. 1.

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The Company acknowledges the Staff’s closing comments and will comply with the requests set forth therein in connection with any subsequent amendments and acceleration requests.

If you have any questions or comments regarding the foregoing or the related revisions to the Registration Statement effected by Amendment No. 1, please do not hesitate to contact me at (804) 443-8404 or adam.sothen@bankevb.com.

Sincerely,

EASTERN VIRGINIA BANKSHARES, INC.

By:	/s/ J. Adam Sothen
J. Adam Sothen
Executive Vice President and Chief Financial Officer